Exhibit 99.1

Arrival Reports Preliminary Fourth Quarter and Full Year 2021 Financial Results

Non-binding Orders and LOIs doubled to c.134k1 vehicles

Van SOP in Q3 with 400-600 Vans expected to be delivered to customers this year

Ended Q4 2021 with approximately $905mm2 in cash and cash equivalents

Luxembourg, March 2, 2022 - Arrival (NASDAQ: ARVL) today reported unaudited preliminary financial results for the fourth quarter and full year ended December 31, 2021.

“2021 was a transformative year for Arrival where we saw our key technologies coming together in readiness for delivering vehicles to our first customers,” said Denis Sverdlov, Arrival Founder and CEO.

“We have kicked off 2022 with a major achievement as our first Van skateboard structure was assembled robotically using both our technology cell and AMRs in our Bicester Microfactory - an important step towards full vehicle production using our unique production process. In addition, our non-binding orders and LOIs have doubled to c.134k¹ vehicles - further proof of the rapid global transition to electric vehicles and the capability of our products to enable this transition. We are confident we will launch production utilizing our unique proprietary production process, software, hardware and robotics to meet demand and capture a significant share of this total addressable market. 2022 is an important year in this journey as we begin production of our Bus and Van and delivery of these vehicles to our customers.”

Recent Business Highlights

Commercial

•	Demand for products continues to grow with non-binding LOIs and orders increasing over 2x to c.134k¹ vehicles

•

Public road trials with First Bus expected to start in Q1 2022. First Bus has worked together with Local Authorities in England to submit government backed funding applications which would potentially see up to 193 of Arrival’s new electric Buses be incorporated into their fleet following completion of successful trials

Production Process

•

Completed first assembly of a Van skateboard structure robotically in a Microfactory technology cell using Arrival’s proprietary Autonomous Mobile Robots (AMRs) marking a significant step towards start of production

•	Announced a high voltage battery module (HVBM) facility in Charlotte to service US operations contributing 150 jobs

Bus

•	First two Bus milestones of Trial Bus production and Bus Proving Ground trials achieved

•	Bus certification in progress with primary structures certification and development of steering and braking base calibrations completed

•	Production of saleable Buses expected to start in the UK in the second half of 2022 to meet local demand with Rock Hill production starting at a later date

Van

•	EU/UK certification testing in progress, with US testing to commence in Q3 2022. Base brake and steering calibration, stability control and cold environment tests in Sweden complete

•	On track with Van Start of Production expected in Bicester, UK in Q3 2022 and Charlotte, USA in Q4 2022

•	400-600 Vans expected to be built this year with delivery of these vehicles to UPS and select customers

Other

•	Successfully completed upsized Follow On offering and issuance of Green Convertible Senior Notes raising total approximate net proceeds of c.$648mm3

Updated Target Milestones

Arrival is laser focussed on achieving first production for the Bus and Van. Given recent developments the company has updated its target milestones as follows:

Bus milestones	Expected Timing	Van milestones	Expected Timing
1. Trial Bus production	Achieved	1. Public road trials	Q1 2022
2. Proving ground trials	Achieved	2. Final prototype Van build	Q1 2022
3. Bus Certification	Q1 2022	3. Bicester equipment installation	Q2 2022
4. Public road trials	Q1 2022	4. Full product certification	Q2 2022
5. UK production of saleable Buses	H2 2022	5. Bicester/Charlotte Van SOP	Q3/Q4 2022

Fourth Quarter 2021 Preliminary Unaudited Financial Results

•	Expected Loss for the period of €37-46 million ($42-52 million2), compared to a loss for the period of €34 million (c.$40 million2) in the fourth quarter of 2020

•	Expected adjusted EBITDA loss for the period of €49-58 million ($56-66 million2), compared to an adjusted EBITDA loss of €37 million ($44 million2) in the fourth quarter of 2020

•	Expected Capital expenditure for the period, including tangible and intangible purchases, of €79-88 million (c.$90-100 million2), compared to €47 million ($56 million2) in the fourth quarter of 2020

•	Cash and cash equivalents of €796 million ($905 million2) as of December 31st, 2021

•	Shares outstanding as of December 31, 2021 totalled 636,775,162. Weighted average shares outstanding in Q4 2021 were 611,762,831

Full Year 2021 Preliminary Unaudited Financial Results

•

Expected Loss for the year of €1,087-1,096 million ($1,286-1,296 million2), compared to a loss of €83 million (c.$95 million2) in 2020. The full-year 2021 loss includes a one-time non-cash charge of €1.0 billion (c.$1,205 million2) associated with the merger of Arrival and CIIG

•	Expected adjusted EBITDA loss for the year of €150-159 million (c.$178-188 million2), compared to an adjusted EBITDA loss of €81 million (c.$93 million2) in 2020

•	Expected Capital expenditure, including tangible and intangible purchases, for the year of €267-275 million (c.$315-325 million2), compared to €107 million (c.$122 million2) in 2020

•	Arrival’s full financial statements for FY 2021 will be published on April 8th, 2022

2022 Outlook

Arrival expects an adjusted EBITDA loss of $185-225 million and Capex of $380-420 million for the full year 2022. The Company continues to expect Van production to begin in Bicester in Q3 2022 and Charlotte in Q4 2022 and expects to produce and sell 400-600 Vans this year as it ramps production in these two Microfactories. For Bus, Arrival will be building saleable Buses in the UK and expects these will be used in customer trials in 2022. The priorities for this year are completing Bus and Van vehicle certification, starting production with our unique method and ensuring the highest possible quality for our first vehicles.

Preliminary Financial Data

The preliminary financial information included in this release is subject to completion of Arrival’s year-end close procedures and further financial review. As a result, the preliminary results reflect Arrival’s preliminary estimate with respect to such information, based on information currently available to management, and may differ from Arrival’s actual financial results as of and for the quarter and full year ended December 31, 2021. These preliminary estimates should not be viewed as a substitute for full financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), and they should not be viewed as indicative of our results for any future period.

Webcast Information

Arrival will host a Zoom webinar at 8:00 A.M. Eastern Time today, March 2, 2022, to discuss its Fourth Quarter and Full Year 2021 unaudited preliminary financial results. The live webcast will be accessible on the Company’s website at investors.arrival.com. A webcast replay will be available approximately two hours after the conclusion of the live event.

Non-IFRS Financial Measures

This press release includes Adjusted EBITDA which Arrival utilizes to assess the financial performance of its business that is not a measure recognized under IFRS. This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. “Adjusted EBITDA” represents earnings before interest, tax, depreciation and amortization, adjusted for impairment of intangible assets and financial assets, share option expenses, listing expenses, fair value adjustments on Warrants, reversal of difference between fair value and nominal value of loans that got settled during the period, realised and unrealised foreign exchange gains/losses and transaction bonuses. For a reconciliation of Adjusted EBITDA to Operating loss, see the reconciliation table included later in this press release.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions - produced by local Microfactories. Six years and over 2,000 people later, we are driving the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Our in-house technologies enable our radical new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company - all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates and Arrival’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the impact of COVID-19 on Arrival’s business; (ii) economic disruptions from war and other geopolitical tensions (such as the ongoing military conflict between Russia and Ukraine); (iii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so; (v) the risk that Arrival may never achieve or sustain profitability; (vi) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (viii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (ix) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (x) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (xi) the risk that Arrival will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xii) the risk that Arrival is unable to secure or protect its intellectual property.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2021, the Registration Statement on F-1 and Offering Memorandum filed on November 17, 2021 and other documents filed by Arrival with the SEC from time to time. In addition, forecasts about future costs and other financial metrics and our expectations as to our ability to execute on our current business plan in the near term and the longer term are based on a number of assumptions we make, including the following assumptions that Arrival’s management believed to be material:

•

Operational assumptions, including, the development and commercialization of Arrival’s vehicles, the roll out of Arrival’s Microfactory manufacturing locations, the production capacity of Arrival’s Microfactories, the selection of Arrival’s products by customers in the commercial Van and Bus industry, growth in the various markets Arrival is targeting, average selling prices and resulting sales of vehicles.

•

The mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as Arrival commences production in its Microfactories.

•

Our ability to raise capital necessary to execute on our current business plan and production timeline, including the roll-out of our Microfactories, as well as to maintain our ongoing operations, continue research, development and design efforts and improve infrastructure

•

Capital expenditure is based on a number of assumptions regarding the expenditure required to build Arrival’s Microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment.

In making the foregoing assumptions, Arrival’s management relied on a number of factors, including: its experience in the automotive industry, its experience in the period since the inception of the company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for first factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing Arrival’s vehicles; and third-party forecasts for industry growth. Forecasts of future financial metrics are inherently uncertain, and actual results may differ significantly from forecasts based on our assumptions underlying those forecasts at this time.

Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by applicable law, Arrival assumes no obligation and does not intend to update or revise these forward- looking statements, whether as a result of new information, future events, or otherwise. Arrival does not give any assurance that Arrival will achieve its expectations.

Media Contacts For Arrival

Media

pr@arrival.com

Investors

ir@arrival.com

[1]	Company estimates as of March 2022: Total includes 10k order and 10k option from UPS. All orders and LOIs are non-binding and subject to cancellation and/or modification at any time
[2]

Exchange rate for the quarters ended December 2021 and December 2020 based on average daily EUR/USD of 0.8745 from October 1, 2021 to December 31, 2021 and 0.8387 from October 1, 2020 to December 31, 2020 respectively. Exchange rate for the years ended December 2021 and December 2020 based on average daily EUR/USD 0.8458 from January 1, 2021 to December 31, 2021 and 0.8774 from January 1, 2020 to December 31, 2020 respectively. Exchange rate for cash and cash equivalents as of December 31, 2021 based on EUR/USD of 0.8793 on December 31, 2021

[3]

Total approximate proceeds through a $338 million secondary offering of the company’s shares and the issuance of $310 million in convertible green bonds, after deducting the initial purchasers’ discount but before offering expenses

Preliminary Reconciliation of Net Loss to Non-IFRS measures

In thousands of Euro	Year ended December 31			Three months ended December 31
	2021		2020*	2021		2020*
	High	Low		High	Low
(Loss) for the year/period	(1,087,313)	(1,096,313)	(83,215)	(36,817)	(45,817)	(33,765)
Interest (income)/expense, net*****	119	119	2,180	3,799	3,799	(1,137)
Tax (income)/expense	3,705	3,705	(17,802)	(3,413)	(3,413)	(14,465)
Depreciation and amortisation	20,515	20,515	9,652	6,547	6,547	3,237
EBITDA	(1,062,974)	(1,071,974)	(89,185)	(29,884)	(38,884)	(46,130)

Impairment losses and write-offs	16,662	16,662	397	15,729	15,729	(253)
Share option expense	5,159	5,159	9,326	2,136	2,136	9,326
Listing expense	1,019,134	1,019,134	—	—	—	—
Fair value of warrants including intrinsic value of warrants redeemed and outstanding	(112,776)	(112,776)	—	(6,938)	(6,938)	—
Fair value movement of embedded derivative**	(29,957)	(29,957)	—	(29,957)	(29,957)	—
Fair value movement on employee loans including fair value charge for the new employee loans provided as of September 30, 2021****	5,103	5,103	—	53	53	—
Reversal of difference between fair value and nominal value of loans that got repaid/settled*****	(1,611)	(1,611)	—	(126)	(126)	—
Foreign exchange gain/loss, net	(2,598)	(2,598)	(1,738)	(27)	(27)	—
Transaction bonuses***	13,392	13,392	—	—	—	—
Adjusted EBITDA	(150,466)	(159,466)	(81,200)	(49,014)	(58,014)	(37,057)

*	Comparative figures are of Arrival Luxembourg S.à r.l.

**	Following the successful merger with CIIG certain executive officers of the Group received a one time bonus. This is included in administrative expenses in the Income Statement

***

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host. The Company has recognised the embedded derivative as part of the convertible notes issued in November 2021 which is fair valued as at balance sheet date

****

The Group has re-financed some loans given to employees in September 2021. As per IFRS 9 the difference between the fair value of the new loans and the carrying amount has been recognised in the consolidated statement of profit or loss.

*****	Interest expense has increased in Q4 2021 as the Group has issued convertible notes which bear 3.5% interest.

******

Loans initially recognised at their fair value are amortized over the period which they expected to be repaid. Loans, which get repaid/settled at an earlier date than what was initially anticipate results in gain in the consolidated statement of profit or loss

Notes:

During the period, the shareholders of Arrival Luxembourg S.à r.l. contributed their shares in the company for shares of Arrival. As a result of this transaction, Arrival has become the parent company of the Arrival group of companies.

For the purpose of the above financial statements, comparative financial statements for year ended December 31 2020 and quarter ended September 30, 2020 consist of consolidated financial statements of Arrival Luxembourg S.à r.l. Pre-merger